UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2015 or
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to __________
Commission file number 001-36504

WEATHERFORD INTERNATIONAL, LLC
401(k) SAVINGS PLAN

2000 St. James Place
Houston, Texas 77056

Weatherford International plc
Bahnhofstrasse 1, 6340 Baar,
Switzerland

WEATHERFORD INTERNATIONAL, LLC 401(k) SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Benefits Administrative Committee of the
Weatherford International, LLC 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Weatherford International, LLC 401(k) Savings Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule H, line 4i, schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Melton & Melton, L.L.P.

Houston, Texas
June 27, 2016

WEATHERFORD INTERNATIONAL, LLC 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2015	2014
ASSETS:
Investments, at fair value	$687,519,636	$791,507,694

Receivables:
Notes receivable from participants	26,664,123	29,451,351
Plan Sponsor contributions	1,018,542	2,857,964
Participants’ contributions	—	1,934,401
Accrued income	448	32,099
Pending settlement	217,695	145,527
Total Receivables	27,900,808	34,421,342
NET ASSETS REFLECTING INVESTMENTS AT FAIR VALUE	715,420,444	825,929,036
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(738,158)	(1,984,120)
NET ASSETS AVAILABLE FOR BENEFITS	$714,682,286	$823,944,916

The accompanying notes are an integral part of these financial statements.

WEATHERFORD INTERNATIONAL, LLC 401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2015

ADDITIONS:

Interest income on investments	$660,594
Interest income on notes receivable from participants	1,109,615
Dividend income	21,566,719
Net appreciation in fair value of collective trusts	898,129
Net depreciation in fair value of common stock	(17,134,244)
Net depreciation in fair value of mutual funds	(24,402,127)
(17,301,314)

Contributions:
Participants	65,824,356
Plan Sponsor	34,414,954
Rollovers	4,599,296
104,838,606

Other income	1,842

Total Additions	87,539,134

DEDUCTIONS:

Benefits paid to participants and beneficiaries	195,730,033
Administrative fees	1,071,731

Total Deductions	196,801,764

NET DECREASE	(109,262,630)

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	823,944,916

NET ASSETS AVAILABLE FOR BENEFITS, end of year	$714,682,286

The accompanying notes are an integral part of these financial statements.

WEATHERFORD INTERNATIONAL, LLC 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN:

The following description of the Weatherford International, LLC 401(k) Savings Plan (“the Plan”), provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established by the board of directors (“the Board of Directors”) of Weatherford International, LLC (“the Plan Sponsor”). Weatherford International, LLC is an indirect, wholly-owned subsidiary of Weatherford International plc.

The Board of Directors appointed a committee (“the Benefits Administrative Committee”) to administer the Plan.  Bank of America, N.A. serves as asset custodian and trustee of the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Eligibility

All employees, other than employees who are subject to collective bargaining agreements and have not bargained to participate, employees who are nonresident aliens and receive no U.S.‑source income from the Plan Sponsor and employees who are members of other retirement plans sponsored by the Plan Sponsor or one of its subsidiaries outside the United States or employed by an affiliate company that has not adopted the Plan, are eligible to participate in the Plan on their dates of hire but are not eligible to participate for purposes of the Plan Sponsor’s matching or discretionary contributions until the employee has completed one year of continuous service.

Contributions

An eligible employee may elect to contribute by payroll deductions to the Plan on a pre-tax and/or Roth basis subject to certain limitations, up to 50 percent and on an after-tax basis, up to 16 percent of his or her considered compensation, as defined by the Plan. In addition, participants may contribute amounts representing rollovers and/or direct transfers from other qualified plans.

Employees who are eligible to make elective deferrals under the Plan and who have attained the age of 50 before the close of the Plan year are permitted to make catch-up contributions subject to certain limitations.

The Plan Sponsor automatically deducts and contributes to the Plan 3 percent of the considered compensation for each newly eligible employee who has not voluntarily elected a salary deferral. No automatic deduction is taken for those employees who have elected to defer a different percentage of covered compensation or for those who have elected not to participate in the salary deferral.  In addition, for those participants with a pre-tax contribution rate of between 1 percent and 5 percent, their rate will be increased automatically by 1 percent annually to a maximum of 6 percent, unless they elect to opt out of the automatic increase.

During 2015, the Plan Sponsor made matching contributions equal to 100 percent of the participant’s pre-tax and/or Roth contributions up to 4 percent of considered compensation, as defined by the Plan, on a plan year basis.  Considered compensation used to calculate the Plan Sponsor match includes overtime, bonuses and commissions but does not include relocation expenses, severance pay, or any amounts paid after an employee’s severance from employment.  The Plan Sponsor, solely at the discretion of the Board of Directors, may make additional discretionary contributions.  There were no additional discretionary contributions made for the year ended December 31, 2015.

Participant Accounts

Each participant’s account is charged with certain expenses and credited with the participant’s contributions, the Plan Sponsor’s matching contributions, an allocation of the Plan Sponsor’s discretionary contribution, if any, and Plan earnings or losses thereon. Earnings or losses are allocated by investment based on the ratio of the participant’s account invested in a particular investment to all participants’ accounts in that investment.

WEATHERFORD INTERNATIONAL, LLC 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS – (continued)

Investment Options

For the year ended December 31, 2015, participants had the following investment options: fourteen mutual funds, two collective trusts, a money market account and Weatherford International plc ordinary shares (“Weatherford Shares”).  Each participant who invested in Weatherford Shares had the right to vote the shares in his or her account with respect to any matter that came before the shareholders for a vote.

Vesting

Participants are immediately vested in their elective deferral account, rollovers from other qualified plans, the participant’s Plan Sponsor match and discretionary contribution accounts.

Notes Receivable from Participants

Participants may borrow from their vested account balances a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance in the preceding one-year period or one half of the fair value of the participant’s vested account balance.  Loan maturity dates range from one year to five years except when the loan is used to purchase a participant’s principal residence.  In the case of home loans, all such loans are required to be repaid within ten years. The loans are fully secured by a pledge of the participant’s vested account balance and bear interest at the prime rate as reported in The Wall Street Journal at the date of the loan plus 1% or at a rate determined by the Benefits Administrative Committee.

Withdrawals and Terminations

A participant may withdraw the value of his or her after-tax contributions or rollover contributions from the Plan at any time and for any reason during the year, with a minimum withdrawal of $500.  The participant’s pre-tax contributions, Roth contributions and Plan Sponsor contributions will be available to a participant who has attained age 59-1/2 or in the event of severe and immediate financial hardship.  Withdrawals based on financial hardship result in a suspension of participant contributions for six months.

In the event of normal retirement, total and permanent disability or death while actively employed, the full value of the participant’s account balance will be made available to the participant or his or her beneficiary as a lump sum.  Upon termination of employment, the participant’s entire account balance will be available for withdrawal.  If a participant has not elected otherwise, all mandatory distributions less than $1,000 are paid directly to the participant, while those in excess of $1,000, but not greater than $5,000, are automatically rolled over into individual retirement accounts selected by the Benefits Administrative Committee.  Certain benefits related to other forms of payment are protected by the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The accompanying financial statements are prepared and presented in accordance with the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and schedules.  Actual results could differ from those estimates.

Valuation of Investments

The Plan’s investments are stated at fair value.  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion of fair value measurements.

WEATHERFORD INTERNATIONAL, LLC 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS – (continued)

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Invesco Stable Value Retirement Fund, a collective trust, invests in fully benefit-responsive investment contracts. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest.  Interest income on notes receivable from participants is recorded when it is earned.  Related fees are recorded as administrative fees and are expensed when they are incurred.  No allowance for credit losses has been recorded as of December 31, 2015 or 2014.  If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Income Recognition

Interest and dividend income is recorded when earned.  Purchases and sales of securities are recorded on a trade-date basis. Realized gains (losses) on the sale of investments and unrealized appreciation (depreciation) in the fair value of investments are shown as net appreciation (depreciation) in fair value of collective trusts, common stock and mutual funds on the Statement of Changes in Net Assets Available for Benefits.  No dividends were paid on Weatherford Shares during 2015.

Payment of Benefits

Benefits are recorded when paid.

Expenses of the Plan

Participant accounts are charged and credited quarterly for recordkeeping fees and revenue sharing, respectively. Other administrative fees incurred by the Plan are paid by the Plan Sponsor, except for participant loan fees, which are paid from the account of the participant requesting the loan. Fees that are paid by the Plan Sponsor are excluded from these financial statements.

New Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), (“ASU 2015-07”). ASU 2015-07 amended Accounting Standards Codification 820, Fair Value Measurements and Disclosures, by eliminating the requirement to categorize investments in the fair value hierarchy if their fair value is measured at net asset value per share (or its equivalent) using the practical expedient in the FASB’s fair value measurement guidance. Adoption of ASU 2015-07 is required retrospectively and is effective for fiscal years beginning after December 15, 2016, although, early adoption is permitted. Management is currently evaluating the effect that this update will have on the Plan’s financials.

In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965) (“ASU 2015-12”). ASU 2015-12 simplifies certain financial statement reporting and disclosure requirements and is presented in three parts. Part I, Fully Benefit-Responsive Investment Contracts, requires that fully benefit-responsive investment contracts are measured, presented and disclosed only at contract value. Part II, Plan Investment Disclosures, eliminates the requirement to disclose individual investments that represent 5 percent or more of net assets available for benefits, eliminates the requirement to disclose net appreciation or depreciation for investments by general type and also eliminates disaggregation of investment classifications. Part III, Measurement Date Practical Expedient, permits plans to measure investments and investment-related accounts as of the month-end date that is closest to the plan’s fiscal year end, when the fiscal period does not coincide with a month-end. Adoption of all three parts of ASU 2015-12 is effective for fiscal years beginning after December 15, 2015, although earlier application is permitted. Parts I and II are effective on a retrospective basis and Part III is effective on a prospective basis. Plan management is currently evaluating the effect that this update will have on the Plan’s financials.

WEATHERFORD INTERNATIONAL, LLC 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS – (continued)

3.	INVESTMENTS:

Individual investments that represent 5 percent or more of the Plan’s net assets available for benefits at December 31, 2015 and 2014 are as follows:

	December 31,
	2015	2014
Invesco Stable Value Retirement Fund (stated at contract value)	$105,451,132	$116,712,954
Vanguard Mid Cap Index Fund	78,667,751	84,583,504
BlackRock Equity Index Non-Lendable Fund	62,923,621	67,962,998
Weatherford Shares	51,645,986	76,376,568
Frost Total Return Bond Fund	49,114,448	—
Harbor International Fund	44,075,948	53,646,398
The Oakmark Fund	37,403,730	69,929,385
BlackRock Global Allocation Fund	36,792,211	—
Invesco Equity and Income Fund	36,338,647	—
PIMCO Total Return Fund	—	61,017,287

The fair value of the Invesco Stable Value Retirement Fund totaled $106,189,290 and $118,697,074 at December 31, 2015 and 2014, respectively.

4.	FAIR VALUE MEASUREMENTS:
Accounting Standards Codification 820, Fair Value Measurements and Disclosures (“ASC 820”), defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  ASC 820 establishes a fair value hierarchy that distinguishes between market participant assumptions developed based on market data obtained from independent sources (observable inputs) and an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  The three levels of the fair value hierarchy under ASC 820 are described below:
Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3 — Inputs that are both significant to the fair value measurement and unobservable.

WEATHERFORD INTERNATIONAL, LLC 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS – (continued)

In accordance with ASC 820, the following tables present the Plan’s assets that are measured and recognized at fair value on a recurring basis classified under the appropriate level of the fair value hierarchy as of December 31, 2015 and 2014:

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Total
Money market funds	$15,542,670	$—	$15,542,670
Mutual funds:
Domestic small/mid cap growth	19,486,267	—	19,486,267
Domestic small/mid cap value	31,783,534	—	31,783,534
Domestic small/mid cap blend	78,667,751	—	78,667,751
Domestic large cap growth	28,098,193	—	28,098,193
Domestic large cap blend	37,403,730	—	37,403,730
Domestic large cap value	26,459,584	—	26,459,584
Domestic/foreign allocation	73,130,858	—	73,130,858
Foreign stock	77,305,959	—	77,305,959
Fixed income	66,888,929	—	66,888,929
Other	11,993,264	—	11,993,264
Common stock(a)	51,645,986	—	51,645,986
Collective trusts:
Stable value(b)	—	106,189,290	106,189,290
Large cap blend(c)	—	62,923,621	62,923,621
Total investments at fair value	$518,406,725	$169,112,911	$687,519,636

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Total
Money market funds	$12,908,611	$—	$12,908,611
Mutual funds:
Domestic small/mid cap growth	29,902,369	—	29,902,369
Domestic small/mid cap value	35,492,988	—	35,492,988
Domestic small/mid cap blend	84,583,504	—	84,583,504
Domestic large cap growth	31,348,442	—	31,348,442
Domestic large cap blend	69,929,385	—	69,929,385
Domestic large cap value	25,763,674	—	25,763,674
Domestic/foreign allocation	66,086,547	—	66,086,547
Foreign stock	89,630,176	—	89,630,176
Fixed income	81,239,284	—	81,239,284
Other	1,586,074	—	1,586,074
Common stock(a)	76,376,568	—	76,376,568
Collective trusts:
Stable value(b)	—	118,697,074	118,697,074
Large cap blend(c)	—	67,962,998	67,962,998
Total investments at fair value	$604,847,622	$186,660,072	$791,507,694

WEATHERFORD INTERNATIONAL, LLC 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS – (continued)

(a)	The investments in common stock are all Weatherford Shares.

(b)
This category includes a collective trust that is designed to provide preservation of capital, liquidity and current income at levels that are typically higher than those provided by money market funds.  The trust invests primarily in synthetic guaranteed investment contracts and a short-term investment fund.  Participant-directed redemptions have no restrictions; however, the Plan is subject to a two-year notice provision if redemption is initiated.  For further discussion of the value of the trust, see Note 2.

(c)
This category includes a collective trust that is designed to provide investment results that, before expenses, replicate the total return of the Standard & Poor’s 500 Composite Stock Price Index (“S&P 500 Index”).  The trust invests primarily in a portfolio of equity securities designed to substantially equal the performance of the S&P 500 Index.  There are currently no redemption restrictions on this investment.  The fair value of the investment in this category has been estimated using the net asset value per share.

Common stock is valued at the closing price reported on the active market on which the individual securities are traded.  Money market and mutual funds are valued at the net asset value (“NAV”) of shares held by the Plan at year end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.  There have been no changes in the methodologies used at December 31, 2015 and 2014. The inputs and methodologies used for valuing securities are not an indication of the risk associated with investing in those securities.

5.   RISKS AND UNCERTAINTIES:

The Plan provides for various investments in collective trusts, money market, mutual funds and common stock.  Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and participant account balances.

As of December 31, 2015 and 2014, the Plan was a holder of approximately 85 percent and 87 percent, respectively, of the assets held by the BlackRock Equity Index Non-Lendable Fund.

6.   PARTY-IN-INTEREST TRANSACTIONS:

Certain investments of the Plan are maintained by Bank of America, N.A.  Bank of America, N.A. is the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions.  Additionally, a portion of the Plan’s assets were invested in Weatherford Shares as of December 31, 2015 and 2014.  Because the Plan Sponsor was an indirect, wholly-owned subsidiary of Weatherford International plc at December 31, 2015 and 2014, transactions involving Weatherford Shares qualified as party-in-interest transactions.  All of these transactions, including notes receivable from participants, were exempt from the prohibited transactions rules.

7.   PLAN TERMINATION:

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.
8.   TAX STATUS:

The Plan received a determination letter from the Internal Revenue Service (“IRS”) dated March 9, 2016 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan administrator has indicated that the Plan’s operations are in compliance with the Code.

WEATHERFORD INTERNATIONAL, LLC 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS – (continued)

9.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2015 and 2014 to the Form 5500:

	December 31,
	2015	2014
Net assets available for benefits per the financial statements	$714,682,286	$823,944,916
Amounts allocated to withdrawing participants	(1,696,110)	(723,250)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	738,158	1,984,120
Net assets available for benefits per the Form 5500	$713,724,334	$825,205,786

The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements for the year ended December 31, 2015 to the Form 5500:

Net decrease in net assets available for benefits per the financial statements	$(109,262,630)
Amounts allocated to withdrawing participants at December 31, 2015	(1,696,110)
Amounts allocated to withdrawing participants at December 31, 2014	723,250
Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2015	738,158
Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2014	(1,984,120)
Net decrease in net assets available for benefits per Form 5500	$(111,481,452)

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2015 and 2014, but not yet paid as of that date.

The accompanying financial statements present fully benefit-responsive contracts at contract value.  The Form 5500 requires fully benefit-responsive contracts to be reported at fair value.

10.   SUBSEQUENT EVENTS:

Effective January 1, 2016, the Plan was amended and restated. As of that date, for the purpose of sharing in the Plan Sponsor match and discretionary contributions, an employee is eligible to participate on the first day the employee completes an hour of service. In addition, Weatherford Shares were removed as an investment option.

Due to the economic downturn, the Plan was amended in March and effective after April 20, 2016, the Plan Sponsor matching contributions to the Plan were temporarily suspended.

WEATHERFORD INTERNATIONAL, LLC 401(k) SAVINGS PLAN
SCHEDULE H, LINE 4(i), SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN: 04-2515019    PN: 002
DECEMBER 31, 2015

			Principal Number
(a)	(b) Identity of Issue	(c) Description of Investment	of Units/Shares	(e) Current Value
	COLLECTIVE TRUSTS:
	BlackRock	BlackRock Equity Index Non-Lendable Fund	4,003,768	$62,923,621
	Invesco	Invesco Stable Value Retirement Fund	105,451,132	106,189,290
		Total collective trusts		169,112,911
	MUTUAL FUNDS:
	American Beacon	American Beacon Small Cap Value Fund	1,415,117	31,783,534
	American Funds	American Funds Growth Fund of America	680,508	28,098,193
	American Funds	American Washington Mutual Investors Fund	688,156	26,459,584
	Baron Capital Growth	Baron Growth Fund	303,005	19,486,267
	BlackRock	BlackRock Global Allocation Fund	2,051,992	36,792,211
	DFA	DFA Global Real Estate SEC Instl	1,167,796	11,993,264
	Frost	Frost Total Return Bond Fund	4,815,142	49,114,448
	Goldman Sachs	Goldman Sachs High Yield Fund	1,400,104	8,470,627
	Harbor	Harbor International Fund	741,645	44,075,948
	Invesco	Invesco Equity and Income Fund	3,777,406	36,338,647
	MFS	MFS International New Discovery Fund	1,170,071	33,230,011
	Oakmark	The Oakmark Fund	595,032	37,403,730
	Vanguard	Vanguard Mid Cap Index Fund	2,394,756	78,667,751
	Vanguard	Vanguard Inflation-Protected Securities Fund	905,925	9,303,854
		Total mutual funds		451,218,069
	COMMON STOCK:
*	Weatherford International plc	Ordinary shares of Weatherford International plc	6,155,660	51,645,986
		Total common stock		51,645,986
	OTHER:
*	Bank of America, N.A.	Retirement Bank Account (RBA)	13,843,215	13,843,215
	BlackRock	BIF Money Fund		1,699,455
*	Participant loans	Interest rates ranging from 4.25% to 9.25% with varying maturity dates		26,664,123
		Total assets		$714,183,759

* Party-in-interest.

Column (d) Cost was omitted as all investments are participant-directed.

SIGNATURES

THE PLAN.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administrative Committee, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WEATHERFORD INTERNATIONAL, LLC
401(k) SAVINGS PLAN

Date: June 27, 2016	/s/ Kathy Bauer
Kathy Bauer
HR COE Director and Chairman of the Benefits Administrative Committee for Weatherford International, LLC and Weatherford International plc

INDEX TO EXHIBITS

Exhibit
Number	Description

23.1	Consent of Independent Registered Public Accounting Firm